FMI COMMON STOCK FUND, INC., FMI FUNDS, INC., AND FMI MUTUAL FUNDS, INC.

OFFICER’S CERTIFICATION

The undersigned, Kathleen M. Lauters, Chief Compliance Officer of FMI Common Stock Fund, Inc., FMI Funds, Inc., and FMI Mutual Funds, Inc. (the “Funds”), hereby certifies that the following are resolutions passed by the Directors of the Funds, including all of the Directors who are not “interested persons” (as that term is defined in the Investment Company Act of 1940) of the Funds, at a regular meeting of the Board of Directors held on December 18, 2009:

FIDELITY BOND 9-30-09 INCREASE

RESOLVED, that the forms and amounts of the blanket bond coverage, (for bond expiring 12/14/2009) be increased from $3,050,000 to $3,425,000 for the Funds be, and hereby is ratified.

FURTHER RESOLVED, that, after a review of such factors as (i) the total premiums required to be paid; (ii) the number of other parties named as insured; (iii) the nature of the business activities of such other parties; (iv) the total amount of the bond; (v) the ratable allocation of the total premium among all of the insureds; and (vi) the extent to which the share of the premium allocated to each of the insureds is less than the premium each Fund would have had to pay if it had purchased and maintained its own bond, it is the judgment of the Board of Directors of the Funds that the portion of the premium to be paid by each Fund shall be in proportion to such Fund’s relative net assets.

FURTHER RESOLVED, that Kathleen M. Lauters is hereby designated as the officer who shall make the filings and give notices required by Rule 17g-1(g).

RECOVERY AGREEMENT

Pursuant to Rule 17g-1(f) under the Investment Company Act of 1940, the undersigned, FMI Common Stock Fund, Inc., FMI Mutual Funds, Inc., and FMI Funds, Inc. (FMI Common Stock Fund, Inc., FMI Mutual Funds, Inc., and FMI Funds, Inc., and any series thereof are referred to collectively as the “Funds” and individually as a “Fund”), all registered management investment companies named as an insured in a joint insured bond as such term is defined in Rule 17g-1(b) under the Investment Company Act of 1940, agree that in the event that any recovery is received under the aforementioned fidelity bond as a result of a loss sustained by more than one of the Funds, each Fund shall receive an equitable and proportionate share of such recovery, but in an amount at least equal to the amount which each of them would have received had each of them provided and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of Regulation 17g-1 under the Investment Company Act of 1940.

FMI COMMON STOCK FUND, INC., FMI FUNDS, INC., FMI MUTUAL FUNDS, INC.
By  /s/ Donald S. Wilson

A true and complete copy of the Fidelity Bond, increase rider, and premium information was previously filed via EDGAR on October 23, 2009.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 23rd day of December, 2009.

/s/ Kathleen M. Lauters
Kathleen M. Lauters
Chief Compliance Officer